ROCKY MOUNTAIN PLANTINGS, INC.

44140 CS 2710

Cyril, OK 73029

April 25, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Edwin Kim

Re:

Rocky Mountain Plantings, Inc.

Amendment No. 2 to Form 10

Filed April 4, 2011

File No. 000-54237

Dear Mr. Kim:

Rocky Mountain Plantings, Inc., (the “Company”), has received your comment letter dated April 20, 2011 (“comment letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”).  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

We note your Nevada registration as a corporation has been revoked according to the records of the Nevada Secretary of State. Please revise your business section and add a risk factor to address your revocation or otherwise resolve your status with the Nevada Secretary of State.

Response:

We have brought our status current with the Nevada Secretary of State.

Certain Relationships and Related Transactions. page 10

2.

We note your response to comment 2 of our letter dated March 1, 2011, and we reissue it. Please provide us an analysis of why you believe that Mr. Stuart Nelson and Allan Chun Lau are not promoters, as defined by Rule 405 of Regulation C. If either person is a founder of the Company, you should identify him as a promoter and revise to provide the disclosure required under Item 404(c)(1) of Regulation S-K. Similarly, please provide us the disclosure required by Item 404(c)(2) of Regulation S-K for Mr. Craig Davis.

Response:

We have added language to clarify that Mr. Nelson was an original founder of the Company.  We also included language to disclose the purchase of shares by Mr. Craig Davis from Mr. Lau.  Mr. Lau is not and was not a founder, officer or director of the Company.  Mr. Lau was simply an investor who later sold his position to Mr. Davis.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings:

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Rocky Mountain Plantings, Inc.

/s/ Jeffery L. Bateman

Jeffery L. Bateman

President